UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Amendment No. 2 to SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MONSTER BEVERAGE CORPORATIOn

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.005 par value
(Title of Class of Securities)

61174X109
(CUSIP Number of Class of Securities)

Paul J. Dechary, Executive Vice President & General Counsel
Monster Beverage Corporation
1 Monster Way
Corona, California 92879
(951) 739-6200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Andrew M. Levine

Rory T. Hood
Jones Day
250 Vesey Street
New York, New York 10281
(212) 326-3939

Roxane F. Reardon

Marisa D. Stavenas

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Monster Beverage Corporation (the “Company,” “Monster,” “we,” “our,” or “us”) on May 8, 2024, as amended and supplemented on May 16, 2024 (as amended and supplemented, the “Schedule TO”) relating to the offer by Monster to purchase for cash shares of its common stock, $0.005 par value per share, for an aggregate purchase price of up to $3.0 billion, at a purchase price of not less than $53.00 nor greater than $60.00 per share, without interest and subject to any applicable withholding taxes. Monster’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2024, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which together constitute the tender offer (the “Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase as described in the press release filed herewith as Exhibit (a)(5)(D). On May 22, 2024, the Company and its subsidiaries, Monster Energy Company and Monster Energy US LLC, entered into a new credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (the “Credit Agreement”), providing for a new $750.0 million three-year unsecured delayed draw term loan facility (the “Term Loan”) and a new $750.0 million five-year unsecured revolving credit facility (the “RCF”). The Offer was previously subject to a financing condition that $1.0 billion in the aggregate had been funded under the Term Loan and RCF. The Company previously disclosed that it intended to fund the purchase of shares pursuant to the Offer with a combination of (1) $2.0 billion of cash on hand, (2) $750.0 million in borrowings under the Term Loan, and (3) $250.0 million in borrowings under the RCF.

On May 29, 2024, the Company announced that it intends to borrow an aggregate of $750.0 million under the Credit Agreement, and expects to use $2.25 billion in cash on hand, to consummate the Offer. Because the Company expects to use less than $1.0 billion in debt financing to consummate the Offer, the Company waived the financing condition and, therefore, the Company amended the Offer to remove the financing condition to which the Offer was previously subject.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11.

The disclosure in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

•	All references to the Company’s plan to fund the purchase of shares pursuant to the Offer with a combination of (1) $2.0 billion of cash on hand, (2) $750.0 million in borrowings under the Term Loan, and (3) $250.0 million in borrowings under the RCF now mean the Company’s plan to fund the purchase of shares pursuant to the Offer with a combination of (1) $2.25 billion of cash on hand and (2) an aggregate of $750.0 million in borrowings under the Credit Agreement.

•	All references to the Financing Condition are hereby deleted in their entirety.

•	Sterling Trustees LLC, which controls trusts and entities for the benefit of certain family members of Monster’s co-CEOs Messrs. Sacks and Schlosberg, currently intends to tender up to an aggregate of 10,000,000 shares on behalf of such trusts and entities, as Purchase Price Tenders, subject to market conditions.

•	Hilton Schlosberg currently intends to tender up to 350,000 shares (including shares held by him directly and shares held indirectly over which he has voting or dispositive power), as Purchase Price Tenders, subject to market conditions.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) of the Schedule TO are hereby amended and supplemented by the following information:

On May 22, 2024, Monster and its subsidiaries, Monster Energy Company and Monster Energy US LLC, entered into the Credit Agreement, providing for the Term Loan and the RCF.

Pursuant to the terms of the Credit Agreement (1) the Term Loan is denominated in U.S. dollars and (2) loans under the RCF are denominated in U.S. dollars, British pound sterling or euros. Monster may request an increase in the principal amounts of each of the facilities available under the Credit Agreement in an aggregate principal amount of up to $750.0 million, to the extent that existing and/or new lenders agree to provide such additional amounts. All outstanding amounts under the Credit Agreement advanced pursuant to the RCF are due and payable on the five-year anniversary of the effective date of the Credit Agreement; however, the maturity date of the RCF may be extended with the written consent of more than 50% of the lenders under the RCF for up to two additional one-year periods. All outstanding amounts under the Credit Agreement advanced pursuant to the Term Loan are due and payable on the three-year anniversary of the effective date of the Credit Agreement.

The outstanding principal amounts under the Term Loan and the RCF, respectively, bear interest at a floating rate based upon, at our election, either (1) a negotiated base rate or (2) a rate generally based on a secured overnight financing rate, plus, in each case, a margin based on, at our election, our total net leverage ratio or credit rating (if available). Interest is payable in arrears (1) in the case of a base rate loan, on the last day of March, June, September and December of each year and (2) in the case of a secured overnight financing rate loan, on the last day of the one-month, three-month or six-month interest period applicable to the relevant borrowing.

The Term Loan is available to us, as borrower thereunder, and is guaranteed by our subsidiary, Monster Energy Company. Borrowings under the RCF are available to us, Monster Energy Company, Monster Energy US LLC and certain of our other subsidiaries designated as a revolving borrower from time to time thereunder, and are guaranteed by us and our subsidiary, Monster Energy Company. The Credit Agreement contains customary representations and warranties, default provisions, and affirmative and negative covenants including, among others, (1) affirmative covenants regarding financial reporting and compliance with laws and (2) financial and negative covenants regarding the maintenance of a maximum total net leverage ratio, liens, and fundamental changes. Many of the representations and warranties, default provisions and covenants are subject to materiality qualifiers, thresholds, and exceptions. The Credit Agreement contains a mandatory prepayment provision related to a change of control triggering event.

Monster expects to fund any purchase of shares pursuant to the Offer with a combination of (1) $2.25 billion cash on hand and (2) an aggregate of $750.0 million in borrowings under the Credit Agreement. Monster expects to finance the repayment of borrowings under the Credit Agreement, when due and payable in accordance with the terms thereof, using a combination of cash flows from operating activities and available cash balances.

The foregoing description is a summary of the material terms of the Credit Agreement, a copy of which has been incorporated by reference from Exhibit 10.1 to Monster’s Form 8-K dated May 23, 2024 as Exhibit (b) to the Schedule TO-I.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 29, 2024, Monster issued a press release announcing the waiver of the financing condition. A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)      Press release issued by Monster Beverage Corporation on May 29, 2024.

(b)	Credit Agreement dated as of May 22, 2024 among Monster Beverage Corporation, Monster Energy Company, Monster Energy US LLC, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference from Exhibit 10.1 to our Form 8-K dated May 23, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONSTER BEVERAGE CORPORATION

	By:	/s/ Thomas J. Kelly
		Name:	Thomas J. Kelly
		Title:	Chief Financial Officer
Date: May 29, 2024

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 8, 2024.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement.*
(a)(5)(A)	Press release issued by Monster Beverage Corporation on May 2, 2024 (incorporated by reference to Exhibit 99.1 to our Form 8-K dated May 2, 2024).*
(a)(5)(B)	Transcript of applicable portions of our First Quarter 2024 Earnings Call, dated May 2, 2024 (incorporated by reference to Exhibit 99.1 to our Schedule TO-C dated May 2, 2024).*
(a)(5)(C)	Press release issued by Monster Beverage Corporation on May 8, 2024.*
(a)(5)(D)	Press release issued by Monster Beverage Corporation on May 29, 2024.
(b)	Credit Agreement dated as of May 22, 2024 among Monster Beverage Corporation, Monster Energy Company, Monster Energy US LLC, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference from Exhibit 10.1 to our Form 8-K dated May 23, 2024).*
(d)(1)	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to our Form 8-K dated August 18, 2014).*
(d)(2)	Amendment to Transaction Agreement, dated as of March 16, 2018, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., The Coca-Cola Company and European Refreshments (incorporated by reference to Exhibit 2.1 to our Form 8-K dated March 20, 2018).*
(d)(3)	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company Refreshments (incorporated by reference from Exhibit 2.2 to our Form 8-K dated August 18, 2014).*
(d)(4)	Form of Indemnification Agreement (to be provided by Monster Beverage Corporation to its directors and officers) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated June 11, 2019).*
(d)(5)	Form of Restricted Stock Unit Agreement pursuant to the Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to our Form 10-K dated March 1, 2021).*
(d)(6)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).*

Exhibit Number	Description
(d)(7)	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).*
(d)(8)	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).*
(d)(9)	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).*
(d)(10)	Form of Stock Option Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to our Form 10-K dated March 1, 2018).*
(d)(11)	Form of Stock Option Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to our Form 10-K dated March 1, 2018).*
(d)(12)	Form of 2020 Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2020).*
(d)(13)	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 11, 2020).*
(d)(14)	Form of Restricted Stock Unit Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to our Form 10-K dated March 1, 2021).*
(d)(15)	Form of Restricted Stock Unit Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2021).*
(d)(16)	Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A, filed April 21, 2020).*
(d)(17)	Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors as Amended and Restated on February 23, 2022 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 6, 2022).*
(d)(18)	Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.2 to our Form S-8 dated June 21, 2017).*
(d)(19)	Amended and Restated Monster Beverage Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2018).*
(d)(20)	Form of Stock Option Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 7, 2021).*
(d)(21)	Form of Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 7, 2021).*

Exhibit Number	Description
(d)(22)	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to our Form 10-Q dated May 7, 2021).*
(d)(23)	Form of Restricted Stock Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to our Form 10-Q dated May 7, 2021).*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

* Previously filed.